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STEPHANIE A. CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

November 27, 2019

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Registrant”)

Post-Effective Amendment Nos. 151 and 152

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to a comment from the staff of the Securities and Exchange Commission provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) Nos. 151 and 152 to the Registrant’s registration statement on Form N-1A (the “Amendments”).

PEA No. 151 was filed for the purpose of registering shares of Harbor Mid Cap Fund (the “Mid Cap Fund”), a new series of the Registrant. PEA No. 152 was filed for the purpose of registering shares of Harbor Robeco US Conservative Equities Fund, Harbor Robeco International Conservative Equities Fund, Harbor Robeco Global Conservative Equities Fund, Harbor Robeco Emerging Markets Conservative Equities Fund, and Harbor Robeco Emerging Markets Active Equities Fund (collectively, the “Harbor Robeco Funds”), also new series of the Registrant. Each Amendment designated an effective date of December 1, 2019 pursuant to paragraph (a)(2) of Rule 485 under the Securities Act of 1933, as amended.

Set forth below is the staff’s verbal comment together with the Registrant’s response.

Comment:    Please delay effectiveness of each Amendment until December 6, 2019.

Response:    The Registrant respectfully declines to delay effectiveness of the Amendments, but will not sell shares of the Harbor Robeco Funds to the public until December 6, 2019. With respect to the Mid Cap Fund, the Registrant will commence sale of shares to the public upon effectiveness.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Securities and Exchange Commission November 27, 2019 Page 2

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Jodie L. Crotteau

Harbor Funds

Christopher P. Harvey, Esq.

Dechert LLP